Exhibit 21.1

SUBSIDIARIES OF PROSIGHT GLOBAL, INC.

Company Name	State/Country of Incorporation
ProSight Specialty Insurance Group, Inc.	NY
ProSight Specialty Management Company, Inc.	NY
ProSight Specialty Insurance Brokerage, LLC	LA
Pacific Mutual Marine Office, Inc.	CA
Mutual Marine Office of the Midwest, Inc.	IL
New York Marine and General Insurance Company	NY
Gotham Insurance Company	NY
Southwest Marine and General Insurance Company	AZ
ProSight Specialty Bermuda Limited	Bermuda